3390 Peachtree Road, NE, Suite 1700
Atlanta, Georgia 30326

June 8, 2001

Dear option holder:

      Due to today’s difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that your option may not currently be providing appropriate performance incentives, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

      As a result, I am happy to announce that we will offer to exchange your outstanding options with an exercise price of $18.00 or more for new options we will grant under our 1997 employee stock option plan.

      You may tender (surrender) all or any portion of these options to the Company in exchange for new options. You also have the right to choose not to tender any of your options. We are limiting this offer to employees of the Company and its consolidated subsidiaries who are residents of the United States and who have not been granted options after January 5, 2001.

      The number of shares of common stock subject to new options to be granted to each option holder (except certain members of our senior management) will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange. For the senior managers, the number of shares of common stock subject to new options to be granted will be equal to the number of shares subject to the options tendered by such senior manager and accepted for exchange multiplied by 0.75. The number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends and similar events completed prior to the issuance of the new options. We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. If we accept and cancel the tendered options on July 6, 2001 as currently scheduled, we will grant the new options on or about January 8, 2002.

      You must be an employee of the Company or one of its consolidated subsidiaries from the date you tender options continuously until the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new option or any other consideration for the options tendered by you and canceled by the Company.

      The per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market’s National Market Tier on the date we grant the new options.

      Regardless of whether the options you tender have vested, the new options will vest based on a three-year vesting schedule that will begin on the date we grant the new options. For each option holder except the senior managers, so long as you continue to be an employee of the Company or one of its consolidated subsidiaries on each vesting date, your right to exercise the new options will vest as follows:

•	your right to purchase 33.3% of the shares subject to the new options will vest on the first anniversary of the grant date;

•	your right to purchase an additional 33.3% of the shares subject to the new options will vest on the second anniversary of the grant date; and

•	your right to purchase the remaining 33.4% of the shares subject to the new options will vest on the third anniversary of the grant date.

For the senior managers, so long as you continue to be an employee of the Company or one of its consolidated subsidiaries on each vesting date, your right to exercise the new options will vest as follows:

•	your right to purchase 25% of the shares subject to the new options will vest on the first anniversary of the grant date;

•	your right to purchase an additional 25% of the shares subject to the new options will vest on the second anniversary of the grant date; and

•	your right to purchase the remaining 50% of the shares subject to the new options will vest on the third anniversary of the grant date.

      The new options will be subject to the terms of the 1997 option plan and a new option agreement between you and us. If we accept your options for exchange, we will forward the new option agreement to you promptly following the issuance of the new options.

      The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

      The Company’s offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company’s offer.

      If you have any questions about the offer, please contact Audrey Cox at (404) 812-6363 or by e-mail to stockoptions@s1.com.

      We thank you for your continued efforts on behalf of S1 Corporation.

Sincerely,

Jaime W. Ellertson
Chief Executive Officer

Enclosures

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